UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Publication of a Trust Deed

EXPLANATION

This Amendment on Form 6-K/A amends the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 31, 2016, to correct an error in the title of the release. Except as so amended, the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 31, 2016 remains as originally furnished.

Item 1

Publication of a Trust Deed

Israel Chemicals Ltd. (the “Company”) filed today a trust deed in regard to a contemplated public offering in Israel of Series E Debentures, to be offered at 100% of their nominal value, bearing annual interest at a fixed rate to be determined by a public tender process in Israel, and in any event not exceeding a maximum interest rate that will be determined in a tender to classified investors (the “Debentures”). The principal shall be paid in four equal annual payments on March 30 of each of the years 2021 through 2024 (each payment will be 25% of the nominal value of the principal). The interest on the unpaid balance, as it may be from time to time, of the principal amount of the Debentures shall be paid biannually on the dates March 30 and September 30 of each year between 2016 and 2024 (inclusive), so that the first interest payment shall be paid on September 30, 2016, and the final interest payment shall be paid on March 30, 2024.

The Debentures are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to adjust the interest rate in the event of a decrease in the rating of the Debentures (the interest rate will be increased by 0.25% per decrease in the rating by one notch, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of no less than USD 1.55 billion; and (2) net debt to EBITDA ratio of no greater than 1:5.5).

As of this date, there is no assurance that the offering will take place. The offering is subject, among other things, to receipt of the required approvals by law, including the approval of the Tel Aviv Stock Exchange.

The contemplated offering described in this report, if made, will be made in Israel to residents of Israel only. The debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States. This report shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: April 1, 2016